VIA EDGAR

July 31, 2015

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mara L. Ransom
RE:	Request for Withdrawal of Sysco Corporation Registration Statement on Form S-4 File No. 333-196585
Dear Ms. Ransom:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Sysco Corporation, a Delaware corporation (the "Company"), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-4 (File No. 333-196585), together with all exhibits thereto, initially filed on June 6, 2014, and as amended on July 11, 2014, August 7, 2014, and August 8, 2014 (the "Registration Statement"), on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.
The Company filed the Registration Statement with respect to the proposed issuance of shares of its common stock, par value $1.00 per share (the "Common Stock"), in connection with the Agreement and Plan of Merger, dated as of December 8, 2013, by and among the Company, USF Holding Corp., a Delaware corporation ("USF"), Scorpion Corporation I, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, and Scorpion Company II, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (the "Merger Agreement").  On June 26, 2015, and as previously reported on a Current Report on Form 8-K filed by the Company with the Commission, the Company and USF entered into a termination agreement with respect to the Merger Agreement.  Therefore, the Company will not proceed with the registration and sale of shares of Common Stock as contemplated by the Merger Agreement and the Registration Statement.
No shares of Common Stock were issued or sold pursuant to the Registration Statement.  In accordance with Rule 457(p) of the Securities Act, the fees paid to the Commission in connection with the filing of the Registration Statement may be used as an offset to the filing fees for future registration statements.
Your assistance in this matter is greatly appreciated. Please contact either Benjamin M. Roth at (212) 403-1378 or BMRoth@wlrk.com or Jenna E. Levine at (212) 403-1172 or JELevine@wlrk.com (each of Wachtell, Lipton, Rosen & Katz) with any questions you may have concerning this request, or please notify them if this request for withdrawal is granted. Thank you for your continued assistance.

Sincerely,

Sysco Corporation

By:                /s/ Russell T. Libby
Russell T. Libby
Executive Vice President - Corporate Affairs, Chief Legal Officer and Corporate Secretary